UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-21203
CUSIP Number: 253675 20 1

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: December 15, 2004

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I. REGISTRANT INFORMATION

Full Name of Registrant: Diedrich Coffee, Inc.

Address of Principal Executive Office (Street and Number): 28 Executive Park, Suite 200

City, State and Zip Code: Irvine, California 92614

PART II. RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibits required by Rule 12b-25(c) have been attached if applicable.

PART III. NARRATIVE

     On December 6, 2004, the Company announced that it had entered into a definitive agreement to sell a significant segment of its business. The sale was expected to be completed by the end of January 2005. For reasons beyond the control of the Company, the transaction did not close by the end of January and is currently scheduled to close on or before February 7, 2005. If the transaction is not completed prior to the announcement by the Company of its financial results, the Company will be required to recognize additional expenses in the fiscal quarter ended December 15, 2004. Due to the unanticipated delay in the completion of the transaction, the Company’s financial statements for the quarter ended December 15, 2004 could not be timely completed without unreasonable expense or effort.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Martin A. Lynch	(949)	260-1600

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) have been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Diedrich Coffee, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 31, 2005	By:	/s/ Martin A. Lynch
Martin A. Lynch
Executive Vice President and Chief Financial Officer